May 26, 2009








RE:  PAR  Technology  Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 16, 2009
     Form 10-Q for the Fiscal Quarter Ended March 31, 2009
     Filed May 11, 2009
     File No. 001-09720



Dear Mr. Evan Jacobson:

We are in receipt of your comment letter dated May 20, 2009 and we would like to advise you that we will respond by June 19, 2009. The additional time needed is for our legal counsel to complete their review process of our response.

Sincerely,


Ronald J. Casciano
---------------------
/s/Ronald J. Casciano
VP, C.F.O. & Treasurer